K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 29, 2016

VIA EDGAR

Ms. Christina DiAngelo

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Krane Shares Trust (File Nos. 333-180870 and 811-22698)

Responses to SEC Comments – Sarbanes-Oxley Review

Dear Ms. DiAngelo:

On December 17, 2015, you provided oral comments on behalf of the SEC staff (“Staff”) regarding the examinations of the public financial filings of Krane Shares Trust (the “Registrant”), with respect to its separate series (the “Funds”) for the fiscal year reporting period ended March 31, 2015. Your comments to the Registrant’s financial statements under the Sarbanes-Oxley Act of 2002 and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Series and Class Information

1.	The KraneShares CSI China Consumer ETF and the KraneShares CSI China Government Bond ETF are listed as “Active” on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”); however, they do not appear to be active. Supplementally, please explain the status of these funds.

RESPONSE: The Funds referenced by the Staff are not operational and Registrant has filed a letter requesting withdrawal of the post-effective amendments relating to these Funds. Registrant has also changed the status of the Funds on EDGAR to “Inactive.”

Filing History

2.	We note that a Form NT-NSAR was filed on June 2, 2015. The reason set forth in Part III of the filing is as follows:

Securities and Exchange Commission

January 29, 2016

KraneShares Trust (the “Trust”), on behalf of its separate series (the “Funds”), was not able to timely file with the Securities and Exchange Commission (the “Commission”) its Form N-SAR for the year ended March 31, 2015, without unreasonable effort and expense because management needs additional time to report regarding discreet issues related to the going concern analysis for Krane Shares Adviser (the “Adviser”) and therefore, the Funds, including potential financing transactions being considered. The Adviser believes that the Funds’ assets have continuously been held, continue to be held and are verifiable at the Trust’s third party custodian. The Adviser further believes that there is no indication that Fund assets are at risk. Until management’s going concern analysis is complete, the auditor cannot complete its audit. The Trust understands that management is diligently working to complete its analysis.

The Funds’ filings on Form N-SAR were ultimately filed a day later than the period prescribed by Form 12b-25.

RESPONSE: Registrant acknowledges the Staff’s comment and has been working more closely with its independent registered public accountant throughout this fiscal year to seek to ensure that, in the future, its filings on Form N-SAR are timely filed.

3.	The audit opinion letter for the Funds’ financial statements is dated June 16, 2015. Accordingly, the Funds were not in compliance with Rule 30e-1(c) under the Investment Company Act of 1940, which requires that, “[e]ach report shall be transmitted within 60 days after the close of the period for which such report is being made.”

RESPONSE: Registrant acknowledges the Staff’s comment and has been working more closely with its independent registered public accountant throughout this fiscal year to seek to ensure that, in the future, the reports described in Rule 30e-1(c) are timely transmitted.

4.	The Funds’ filings on Form N-CSR for the March 31, 2015 reporting period were not filed until June 17, 2015, approximately two weeks after the due date. Explain why no filing on Form NT-NCSR was filed to notify the Staff of an untimely filing.

RESPONSE: Registrant acknowledges the Staff’s comment and has been working more closely with its independent registered public accountant throughout this fiscal year to seek to ensure that, in the future, its filings on Form N-CSR are timely filed. Registrant did not file a Form NT-NCSR under the circumstances because, as required by Form N-CSR, Registrant filed its Form N-CSR within ten days after the transmission of its annual report to stockholders. Specifically, Registrant began transmitting the report on June 16, 2015 and filed its Form N-CSR on June 17, 2015. The timing was not as expected, however, because, as the Staff notes above, the audit of the Funds was not completed until June 16, 2015 and, therefore, the annual report could not be transmitted to shareholders until June 16, 2015.

Securities and Exchange Commission

January 29, 2016

5.	The Funds’ filing on Form N-PX that was filed August 27, 2015 do not appear to include the proxy voting record of the MPS Thomson Reuters Venture Capital Fund (“MPS Fund”).

RESPONSE: No votes were cast by the MPS Fund during the period ended June 30, 2015 and this proxy voting record was inadvertently omitted from the Trust’s Form N-PX filing for the period. Subsequently, the Adviser engaged a service provider to assist Registrant with proxy voting and has confirmed with the service provider that, beginning in July 2015, with the assistance of the service provider, the Fund cast ballots with respect to securities in its portfolio. The MPS Fund has since been reorganized into a series of Northern Lights Fund Trust III.

March 31, 2015 Financial Statements Filed on Form N-CSR

6.	The Funds’ filings on Form N-CSR do not appear to reflect the correct file number. Update the Funds’ filings on Forms N-CSR with the correct file number.

RESPONSE: Registrant will correct the file number in future filings.

7.	The total returns cited in the first paragraph of the Management Discussion of Fund Performance (“MDFP”) for each Fund appear to differ from the total returns reported in the Financial Highlights. If these returns are returns based on market prices, disclose as such in future Annual and Semi-Annual Reports.

RESPONSE: Registrant will clarify, when applicable, that the MDFP returns reflect market price returns in future filings.

8.	Draft future MDFPs to discuss the factors that materially affected each Fund’s performance during the most recently completed fiscal year, including a discussion of the relevant market conditions and the investment strategies and techniques used by the Funds’ investment adviser or subadviser, as applicable, as required by Item 27(b)(7)(i) of Form N-1A.

RESPONSE: Going forward, Registrant will include in its MDFP the disclosure required by Item 27(b)(7)(i) of Form N-1A.

9.	The MPS Fund invested significantly in derivatives during the reporting period but did not address the effect of derivatives on Fund performance in the MDFP. Draft future MDFPs to address the effect of derivatives on Fund performance. See Letter from Barry Miller, SEC, to Karrie McMillan, Investment Company Institute, dated July 30, 2010: http://www.sec.gov/divisions/investment/guidance/ici073010.pdf (“ICI Letter”).

Securities and Exchange Commission

January 29, 2016

RESPONSE: The MPS Fund has been reorganized into a series of Northern Lights Fund Trust III. To the extent any series of the Registrant invests significantly in derivatives in the future, Registrant will seek to discuss their effect on performance to the extent contemplated in the ICI Letter.

10.	The Annual Report for the period ended March 31, 2015 discloses the underlying index of the KraneShares Bosera MSCI China A Share ETF as the MSCI China A Index; however, the benchmark was changed to the MSCI China A International Index pursuant to a supplement to the Fund’s prospectus dated August 4, 2014. Supplementally, please explain why the Annual Report did not include the new index.

RESPONSE: The Annual Report did not include the new index due to a clerical error. Registrant will reflect the correct benchmark in future filings.

11.	Explain why the net asset values (“NAVs”) reported in the MDFP differ from the NAVs reported in the Financial Highlights table.

RESPONSE: The MDFP discussed the returns of each Fund based on market prices. The Financial Highlights are based on NAV. In the future, if market price returns are provided, Registrant will make appropriate disclosures, where applicable.

12.	The MDFP “Growth of a $10,000 Investment” chart includes the S&P 500 Index as the benchmark for the KraneShares Bosera MSCI China A ETF, KraneShares CSI New China ETF, KraneShares CSI China Internet ETF, KraneShares E Fund China Commercial Paper ETF and KraneShares FTSE Emerging Markets Plus ETF. Supplementally, please explain why the S&P 500 Index is an “appropriate broad-based securities market index” for Funds focusing on Chinese and Emerging Market investments. In addition, explain why the Thomson Reuters Venture Capital Index is an “appropriate broad-based securities market index” for the MPS Fund.

RESPONSE: Registrant believes the S&P 500 Index meets the requirements set forth in Instruction 5 to Item 27(b) of Form N-1A in that the S&P 500 Index is administered by an organization that is not an affiliated person of the Funds, its investment adviser, or principal underwriter. Nevertheless, Registrant will consider adding an additional foreign securities benchmark to which investors can compare the Funds’ performance.

For the same reasons, Registrant believes that the Thomson Reuters Venture Capital Index was an appropriate broad-based securities market index for the MPS Fund. Indeed, such index was arguably the only appropriate index – or the most appropriate index – to use as a benchmark as it was the index that the MPS Fund sought to track. In sum, Registrant believes that investors may reasonably want to know how the performance of the Fund compared to the performance of such index. The MPS Fund was reorganized into a series of Northern Lights Fund Trust III.

Securities and Exchange Commission

January 29, 2016

13.	The MDFP for the MPS Fund presents both the Institutional Class and A Class in the “Growth of a $10,000 Investment” chart. The minimum initial investment in the A Class is $10,000 and the minimum initial investment in the Institutional Class is $1,000,000. In future, only present the A Class in the “Growth of a $10,000 Investment” chart or present the A Class and the Institutional Class in separate “Growth of a $10,000 Investment” charts.

RESPONSE: Registrant acknowledges the Staff’s comment and notes that the MPS Fund was reorganized into a series of Northern Lights Fund Trust III.

14.	The Schedules of Investments for the KraneShares Bosera MSCI China A Share ETF and KraneShares CSI New China ETF reflect transfers in and out of Level 3 due to changes in availability of observable inputs to determine fair value. In future Annual and Semi-Annual Reports, provide additional specificity as to the reason for the transfers.

RESPONSE: Registrant will specify the reasons for such transfers in future filings.

15.	The Schedules of Investments for the KraneShares Bosera MSCI China A Share ETF and KraneShares CSI New China ETF reflect Level 3 investments. In future Annual and Semi-Annual Reports, disclose quantitative information about the significant unobservable inputs used in fair valuing Level 3 investments.

RESPONSE: Registrant will endeavor to include quantitative information regarding significant unobservable inputs in fair valuing Level 3 investments in future filings.

16.	The MDFP for the KraneShares E Fund China Commercial Paper ETF states that the Fund’s underlying index seeks to deliver a diversified basket of investment-grade commercial paper. Supplementally, please explain what is meant by “diversified”. Additionally, the Fund’s Schedule of Investments is presented and categorized into “Commercial Paper” and “Short-Term Investments”. Consider categorizing the Schedule of Investments by industry.

RESPONSE: In describing the composition of the KraneShares E Fund China Commercial Paper ETF’s underlying index, the term “diversified” was used to connote the many different industries and issuers whose commercial paper is included in the underlying index and, therefore, in the Fund. The table below provides additional detail, including China rating agency ratings, on the 700 securities in the index from 14 different industries.

Securities and Exchange Commission

January 29, 2016

Industry	Percentage of Portfolio in Rated Securities As rated by China Rating Agencies				Number of Securities
	AA	AA+	AAA	Total
Utilities/Energy		0.4	24.7	25.1	137
Manufacturing		4.9	17.5	22.4	152
Mining	0.1	1.1	16.8	18.0	101
Transportation/ Distribution		0.8	7.9	8.7	73
Construction		2.0	5.0	7.0	59
Wholesale/Retail		0.8	3.8	4.6	43
Environment/ Public Services			1.1	1.1	9
Telecom/Network/ Internet			1.1	1.1	3
Financial		0.2	0.4	0.6	6
Other Services			0.5	0.5	4
Real Estate		0.3	0.2	0.5	6
Culture/Sports/ Entertainment			0.2	0.2	3
Leasing/Business Services		0.2		0.2	4
Agriculture/Fishing/ Forestry					1
Other		2.2	7.9	10.1	99
TOTAL	0.1	12.9	86.9	100	700

Going forward, to highlight the different industries whose commercial paper the Fund holds, Registrant will consider revising the graphical representation of holdings, pursuant to Item 27(d)(2) of Form N-1A, to categorize the Fund’s holdings by industry.

17.	The Schedule of Investments for the KraneShares E Fund China Commercial Paper ETF reflects investments in money market funds. In future Annual and Semi-Annual Reports, disclose the specific class of shares held of the money market funds and supplementally confirm that any acquired fund fees and expenses (“AFFEs”) totaling 0.01% or more are included in the Fund’s Annual Fund Operating Expenses in the prospectus.

RESPONSE: Registrant will reflect the share classes of the Fund’s investments in the relevant money market fund(s) in future filings. Registrant confirms that, to date, the Fund’s AFFEs have not exceeded 0.01% of the Fund’s annual total operating expenses.

18.	The Schedule of Investments for the KraneShares FTSE Emerging Markets Plus ETF reflects investments in preferred stock. In future Annual and Semi-Annual Reports, disclose the rates associated with preferred stock, if applicable.

Securities and Exchange Commission

January 29, 2016

RESPONSE: Registrant will reflect the rates paid by the Fund’s investments in preferred stock in future filings.

19.	The Schedule of Investments for the MPS Fund reflects a Reference Entity/Obligation “SGGLTH20” in the total return swap disclosure. In future Annual and Semi-Annual Reports, provide a description of this instrument.

RESPONSE: The MPS Fund was reorganized into a series of Northern Lights Fund Trust III.

20.	The Statements of Assets and Liabilities for the Funds contain a “Payable to Custodian” line item. Supplementally, please explain the components of this line item.

RESPONSE: These figures are a result of timing differences in the settlement of securities sold and purchased by the Funds.

21.	The Statements of Assets and Liabilities for the Funds contain a “Payable for Trustees’ Fee” line item. We note that the payable for Trustees’ Fees represents the entire amount of the expense for the fiscal year. Supplementally, please provide the date for when the payable was settled.

RESPONSE: The Trustees Fees reflected in the Statement of Assets and Liabilities for the Funds for the fiscal year ended March 31, 2015 were settled in April 2015.

22.	The Statement of Operations for the KraneShares Bosera MSCI China A Share ETF reflects a foreign capital gains tax line item as an expense in the investment income section. Supplementally, please explain why “foreign capital gains tax” is presented as an expense in the investment income section rather than a charge against realized gain.

RESPONSE: The foreign capital gains tax expense disclosed on the Statement of Operations represents an enterprise income tax levied by the Chinese government on QFIIs and RQFIIs for which the Fund is ultimately responsible. In future filings, the caption will be updated to reflect the nature of the tax, if applicable.

23.	The Statements of Changes in Net Assets for the KraneShares E Fund China Commercial Paper ETF and KraneShares FTSE Emerging Markets Plus ETF reflect transaction costs related to creations and redemptions. Supplementally, please explain why these transaction costs are included in the Statements of Changes in Net Assets.

RESPONSE: The transaction costs cited by the Staff are netted against the dollar value of Capital Shares issued and redeemed.

24.	The Statement of Changes in Net Assets for the KraneShares FTSE Emerging Markets Plus ETF reflects a dollar amount for capital shares redeemed, but does not show a corresponding number of shares redeemed. Supplementally explain why this is the case.

Securities and Exchange Commission

January 29, 2016

RESPONSE: The $584 reflected as a redemption was related to the payment of transaction fees by an Authorized Participant and, therefore, should have been netted against the dollar value of Capital Shares issued rather than presented as a redemption amount.

25.	Note 1 to the Financial Statements discloses that “the Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company.” Condition 2 of the Registrant’s order dated March 14, 2013 allowing series of the Registrant to operate as exchange-traded funds (“ETFs”) states that “Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.”

RESPONSE: As a legal matter, the Trust is an open-ended management investment company that relies on certain exemptions so that its series may operate as ETFs. The Registrant does not believe that the notes to the Financial Statements constitute advertising or marketing materials and does not believe that the Annual Report, taken as a whole, is misleading to investors with respect to whether they may directly purchase or redeem Fund shares in transactions with the Registrant.

26.	Note 3 to the Financial Statements and the prospectus for the KraneShares FTSE Emerging Markets Plus ETF describe an Expense Limitation Agreement whereby the Fund’s adviser has agreed to reduce its management fee in an amount equal to any AFFEs incurred by the Fund from its investments in the KraneShares Bosera MSCI China A Share ETF, which represented 19% of the Fund’s assets as of March 31, 2015. Supplementally explain why the waiver is not reflected in the Statement of Operations for the Fund.

RESPONSE: As of March 31, 2015, the KraneShares FTSE Emerging Markets Plus ETF had only been in existence for a short period of time. Thus, AFFEs related to its investment in the KraneShares Bosera MSCI China A Share ETF were immaterial. As a result, no waiver was shown in the Fund’s Statement of Operations. Going forward, the gross expense of investing in the KraneShares Bosera MSCI China A Share ETF will be presented, and the appropriate waiver will be shown.

27.	The prospectus for the MPS Fund discloses the following in a footnote to the Annual Fund Operating Expenses table:

The Adviser is entitled to reimbursement by the Fund of fees waived and/or expenses reimbursed during any of the preceding three fiscal years, so long as such reimbursement would not cause the Fund to exceed its expense limitation.

Supplementally, please explain why disclosure of this expense recoupment is not disclosed in the Annual Report. Also, please review the following SEC guidance:

Securities and Exchange Commission

January 29, 2016

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year's expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Based on this guidance, please confirm your understanding that expenses may only be recouped to the extent they do not cause the expense limitation to exceed the limit in effect at the time the expense were initially paid/waived and modify the disclosure as appropriate to so clarify.

RESPONSE: Registrant confirms its understanding of the cited guidance and notes that the MPS Fund was reorganized into a series of Northern Lights Fund Trust III.

28.	Note 6 to the Financial Statements discusses “Non-Diversification Risk” and states that: “The Funds are considered to be non-diversified.” Note 1 to the Financial Statements, however, states that not all of the Funds are non-diversified.

RESPONSE: Registrant will clarify that all of the Funds, with the exception of the KraneShares Bosera MSCI China A Share ETF, are non-diversified in future filings.

29.	Note 9 to the Financial Statements includes the following discussion of the obligations of Krane Funds Advisors, LLC (“Adviser”).

The Adviser serves as investment adviser to each Fund pursuant to unitary (or unified) fee investment advisory agreements (“Agreements”). As discussed in Note 3, the Adviser is responsible for certain expenses of the Funds (the “Expenses”). The Adviser is current with the payment of all Expenses or has entered into work-out arrangements to schedule the future payment by the Adviser of outstanding Expenses, which include amounts past due to certain service providers of the Funds, and a principal of the Adviser has entered into a personal guarantee to guarantee the payment by the Adviser of such Expenses. Nevertheless, it cannot be certain that the outstanding Expenses will be paid on the agreed-upon work-out schedule or that future Expenses will be timely paid, which, in the case of non-payment, could have a material adverse effect on the operations of the Funds. In the event that outstanding Expenses are not paid on schedule or that future Expenses are not timely paid, the Board may seek to appoint a new investment adviser for the Funds, seek to adopt a voluntary plan of liquidation of the Funds, and/or take any other action that the Board deems to be in the best interest of the Funds and their shareholders. The Board does not currently intend to appoint a new investment adviser or adopt a voluntary plan of liquidation

Securities and Exchange Commission

January 29, 2016

Supplementally, please provide an update regarding this matter.

RESPONSE: Since June 2015, the Adviser has raised capital in the amount of $1,000,000, which has stabilized its operations and allowed it to make sizable payments to past and current Fund service providers. As a result of such payments, as of mid-November 2015, the Adviser owed less than $400,000 to Fund service providers, excluding the Custodian (with whom the Adviser is negotiating a resolution to disputed fees).

30.	Supplementally explain how the “annualized expense ratios” in the expense examples for the Funds were calculated. For example, the expense example discloses 0.96% as the most recent six-month annualized expense ratio for the KraneShares Bosera MSCI China A Share ETF, but the expense ratio reflected in the Financial Statements for the first six months of the fiscal year was 1.03% and the annual expense ratio was 1.31%.

RESPONSE: With respect to the KraneShares Bosera MSCI China A Share ETF, its average net assets over the six-month period were $15,759,866.74, and its expenses for the period were $74,875. Based on these figures, the Fund’s expense ratio was 0.96% for the period, which was comprised of 182 days. Registrant believes that the implementation of an expense limitation agreement with respect to the Fund on or about July 10, 2014 may have impacted the calculation done by the Staff. Further, as discussed in item 22 above, due to intra-period changes in Chinese regulations, the Fund was required to withhold capital gains tax to account for the enterprise income tax levied by the Chinese government on QFIIs and RQFIIs, which affected the expense ratio of the Fund during the last six months of the period. This capital gains tax was not reflected in the expense ratio reflected in the expense example. Going forward, Registrant will add footnote disclosure to clarify when certain expenses incurred by a Fund are not reflected in the calculated expense ratio.

KraneShares CSI New China ETF had average net assets over the six-month period of $3,298,485.52. Its expenses for the period were $12,246.52. Based on these figures, the Fund’s expense ratio was 0.75% for the period, which was comprised of 182 days.

KraneShares CSI China Internet ETF had average net assets over the six-month period of $163,323,538. Its expenses for the period were $58,719.48. Based on these figures, the Fund’s expense ratio was 0.73% for the period, which was comprised of 182 days.

Securities and Exchange Commission

January 29, 2016

KraneShares E Fund China Commercial Paper ETF had average net assets over the period of $25,664,682.72. Its expenses for the period were $50,261.88. Based on these figures, the Fund’s expense ratio was 0.40% for the period, which was comprised of 119 days. However, because the Fund was very recently launched, the expense ratio of 0.60% from the Fund’s Prospectus was used for the calculation.

KraneShares FTSE Emerging Markets Plus ETF had average net assets over the period of $2,510,267. Its expenses for the period were $12,246.52. Based on these figures, the Fund’s expense ratio was 0.23% for the period, which was comprised of 46 days. However, because the Fund was very recently launched, the expense ratio of 0.90% from the Fund’s Prospectus was used for the calculation.

Registrant understands from its Fund Accountant that the Fund Accountant will seek to ensure that each Fund’s expense ratio is accurately reflected in future filings.

Form N-CSR Disclosure Items

31.	In future Fund filings on Form N-CSR, specifically disclose whether there have been any amendments made to, or waivers granted from, the Code of Ethics. Refer to Item 2(c) and (d) of Form N-CSR.

RESPONSE: Registrant will disclose whether there have been any amendments made to, or waivers granted from, the Code of Ethics in future filings.

32.	In future Fund filings on Form N-CSR, include the disclosure required by Item 4(c). Please note that the current disclosures do not disclose the nature of the services comprising tax fees.

RESPONSE: Registrant will disclose the nature of the services comprising tax fees in future filings.

33.	Registrant has responded to Item 5, which relates to separately designated standing audit committees of listed issuers, as defined in Rule 10A-3 under the Securities Exchange Act of 1934, of Form N-CSR as not applicable. Supplementally, please explain why this is the case.

RESPONSE: Registrant has a separately designated standing audit committee and will disclose such in future filings on Form N-CSR.

Securities and Exchange Commission

January 29, 2016

Prospectus Dated August 1, 2015

34.	The MPS Fund had 18.9% of its net assets invested in the Vanguard Health Care ETF as of March 31, 2015. The prospectus for the Fund does not separately identify any AFFEs in the Annual Fund Operating Expenses table. Please explain.

RESPONSE: The Fund’s AFFEs were less than 0.01% and, therefore, no additional disclosure was required in the Annual Fund Operating Expenses table. The MPS Fund was reorganized into a series of Northern Lights Fund Trust III.

Website

35.	Item 11(g)(2) of Form N-1A requires the Funds’ website to contain certain information, including the premium/discount information for the most recently completed calendar year. Update the Funds’ website to include such information and increase the number of ranges shown in the premium/discount table (e.g., from two ranges (of 0 to +/-0.5 and more/less than +/- 0.5)) consistent with what Registrant believes to be standard industry practice.

RESPONSE: Registrant has been advised by the Adviser that the website has been updated to include the information referenced by the Staff.

*           *           *           *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9475.

Sincerely,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane

Jonathan Shelon

Krane Funds Advisors, LLC